

December 19, 2014

<u>Via Email</u>
Mr. Kenneth W. Elsberry
Chief Financial Officer
NetREIT, Inc.
1282 Pacific Oaks Place
Escondido, CA 92029-2900

> **Re: NetREIT, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 000-53673**

Dear Mr. Elsberry:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please tell us why you have not filed Schedule III – Real Estate and Accumulated Depreciation as required by Rule 5-04 of Regulation S-X.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Portfolio, page 35

2.   In future Exchange Act periodic reports, please expand your disclosure to provide tenant rating diversification and describe how you monitor tenant credit quality for your net leases. Also, please identify any material changes in tenant credit quality.

3.   In your future Exchange Act periodic reports, please include disclosure on period-to-period changes in same property performance. Your disclosure should also address the relative impact of occupancy and rent changes, and explain why any properties have been excluded from the same property pool.

Recent Events Having Significant Effect on Results of Operations, page 42

4.   Please provide disclosure in future Exchange Act reports regarding the relationship of rent rates on leases that expired in the reporting period and the rent rates on renewals or new leases on the same space. If practicable, please also supplement this disclosure with narrative disclosure about the relationship between rents on leases scheduled to expire in the current period and management's assessment of current market rents for the expiring space.

Revenues, page 45

5.   In future Exchange Act periodic reports, to the extent material, please supplement your disclosure in this section to include a detailed discussion of period to period changes in net operating income.

Note 1. Organization and Basis of Presentation, page F-7

6.   We note that you have several investments in variable interest entities for which you have determined that you are the primary beneficiary. Please revise your disclosure to include all of the disclosures required by ASC 810-10-50-12 and ASC 810-10-50-14. Please provide us with your revised disclosures.

Intangible Assets, page F-12

7.   Please quantify the carrying amounts of goodwill and other intangible assets on your balance sheet as of December 31, 2013. In your response, please indicate the amount of goodwill related to each acquisition and provide a detailed discussion of the tests you performed to determine that no impairment existed as of December 31, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson at (202) 551-3473 or Kristina Aberg at (202) 551-3404 with any other questions.

Sincerely,

Eric McPhee
Staff Accountant